June 11, 2012	File No. 048370-0008

VIA EDGAR AND HAND DELIVERY

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-6010

Attention:	Jeffrey Riedler, Assistant Director Rose Zukin Daniel Greenspan
Re:	KYTHERA Biopharmaceuticals, Inc. Amendment No. 1 to Registration Statement on Form S-1 File No. 333-181476

Ladies and Gentleman:

        On behalf of KYTHERA Biopharmaceuticals, Inc. (the "Company"), we are hereby filing Amendment No. 1 ("Amendment No. 1") to the Company's above-referenced Registration Statement on Form S-1, which was initially filed with the Securities and Exchange Commission (the "Commission") on May 17, 2012 (the "Registration Statement"). For your convenience, we have enclosed a courtesy package that includes five copies of Amendment No. 1, three of which have been marked to show changes from the initial filing of the Registration Statement.

        Amendment No. 1 has been revised to reflect the Company's responses to the comment letter received on May 29, 2012, from the staff of the Commission (the "Staff"). For ease of review, we have set forth below each of the numbered comments of your letter and the Company's responses thereto.

June 11, 2012

Management's Discussion and Analysis of Financial Condition and Results of Operations
Financial Overview
Research and Development Expenses, page 57

1.
Please refer to your response to comment 13. Please revise your disclosure to include the amount incurred from inception through March 31, 2012 rather than January 1, 2009 through March 31, 2012 related to the development of ATX-101. In addition, please clarify in your disclosure that the company does not utilize a formal time allocation system to capture expenses on a project by project basis.

Response:    The Company respectfully acknowledges the Staff's comment and has revised its disclosure on page 57 of Amendment No. 1.

Business
Overview, page 80

2.
Please refer to your response to comment 21. Although you state in your response letter that you have amended your registration statement to explain the term "validated" for lay readers, we cannot find such explanation in your filing. Please amend your filing to describe the term "validated" as it describes clinician and patient reported scales used to measure product efficiency.

Response:    The Company respectfully acknowledges the Staff's comment and has revised its disclosure on page 81 of Amendment No. 1.

Notes to Financial Statements
2. Summary of Significant Accounting Policies
Comprehensive Loss, page F-14

3.
Please revise your disclosure to clarify that comprehensive gains and losses are now reflected in the Statements of Operations and Comprehensive Loss.

Response:    The Company respectfully acknowledges the Staff's comment and has revised its disclosure on page F-14 of Amendment No. 1.

7. Commitments, Collaborations and Contingencies
Collaboration Arrangements
Bayer, page F-24

4.
Please refer to your response to comment 41. Please revise your disclosure to clarify that the regulatory and commercialization contingent payments do not meet the definition of milestones since they are based solely on Bayer's performance and therefore the milestone method will not be applied to those milestones.

Response:    The Company respectfully acknowledges the Staff's comment and has revised its disclosure on page F-24 of Amendment No. 1.

* * *

June 11, 2012

        We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (650) 463-3014 or by fax at (650) 463-2600 with any questions or comments regarding this correspondence.

                      Very truly yours,

                      /s/ Brian J. Cuneo

                      Brian J. Cuneo
                      of LATHAM & WATKINS LLP

cc:
Keith R. Leonard, Jr., KYTHERA Biopharmaceuticals, Inc.
John W. Smither, KYTHERA Biopharmaceuticals, Inc.
Keith L. Klein, KYTHERA Biopharmaceuticals, Inc.
Alan F. Denenberg, Davis Polk & Wardwell LLP
Alan C. Mendelson, Latham & Watkins LLP
Mark V. Roeder, Latham & Watkins LLP